# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alto Ingredients, Inc., CIK 0000778164
CUSIP: 021513106
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1300 South Second Street, Pekin, Illinois (IL), 61554
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001896795

## Reporting persons
- DOMO Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 5,420,069; sole dispositive power 0; shared dispositive power 5,420,069; aggregate amount beneficially owned 5,420,069 (7.1% of the class)
  Comment: These shares are owned by clients of DOMO Capital Management, LLC ("DOMO") and are held in discretionary accounts managed by DOMO.
- Justin R. Dopierala: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,420,069; sole dispositive power 0; shared dispositive power 5,420,069; aggregate amount beneficially owned 5,420,069 (7.1% of the class)
  Comment: These shares are owned by clients of DOMO Capital Management, LLC ("DOMO") and are held in discretionary accounts managed by DOMO.

## Item 1. Issuer
Name of issuer: Alto Ingredients, Inc.
Address of issuer's principal executive offices: 1300 South Second Street, Pekin, IL 61554

## Item 2. Person Filing
Name of person filing:
1) DOMO Capital Management, LLC
2) Justin R. Dopierala
Address of principal business office or, if none, residence: All reporting persons may be contacted at 300 E Broadway, Suite #444, Waukesha, WI 53186.
Citizenship: DOMO Capital Management, LLC is a Wisconsin limited liability company. Justin R. Dopierala is a United States Citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5,420,069 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by DOMO Capital Management, LLC by virtue of its investment discretion and/or voting authority granted by certain clients. 5,420,069 may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Justin R. Dopierala indirectly by virtue of his position as the control person of DOMO Capital Management, LLC.
Percent of class: 7.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,420,069 shares for DOMO Capital Management, LLC and for Justin R. Dopierala.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,420,069 shares for DOMO Capital Management, LLC and for Justin R. Dopierala.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- DOMO Capital Management, LLC: Justin R. Dopierala, Justin R. Dopierala, President (01/07/2025)
- Justin R. Dopierala: Justin R. Dopierala, Justin R. Dopierala (01/07/2025)